Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April  6, 2009 and the Prospectus Supplement dated April 6, 2009 — No. 117

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $147,775,000 Absolute Trigger Mandatory Exchangeable Notes due 2009 (Linked to the S&P 500® Index)

The notes do not bear interest. The amount that you will be paid on your notes, if any, on the stated maturity date (December 28, 2009, subject to adjustment) is based on the performance of the S&P 500® Index (the “index”) during the measurement period. The measurement period is every trading day (subject to adjustment) from but excluding the trade date (May 18, 2009) to and including the determination date (December 18, 2009, subject to adjustment). The return on your notes is not linked to the performance of the S&P 500® Index on a one-for-one basis and is subject to a cap on the upside appreciation and you could lose your entire investment in the notes.

We will determine the amount payable on your notes at maturity by first calculating the percentage increase or decrease in the index (the “index return”). We will also calculate the “absolute” index return. The index return will be determined as follows: First, we will subtract the initial index level of 905.54 from the final index level (which will be the exercise settlement level of the index on the determination date, subject to adjustment). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage. The “absolute” index return will equal the absolute value of the index return, expressed as a percentage (so that, for example, a -20% index return will equal a 20% absolute index return).

On the stated maturity date, we will pay you for each $1,000 face amount of your notes, an amount in cash calculated as follows:

•

if the final index level is greater than or equal to the cap level of 1,055.86 (approximately 116.60% of the initial index level) (regardless of whether the closing level of the index (as described herein) on any trading day during the measurement period falls below the trigger level of 724.43 (approximately 80.00% of the initial index level)), the maximum payment amount of $1,166;

•

if the final index level is greater than or equal to the initial index level but less than the cap level (regardless of whether the closing level of the index on any trading day during the measurement period falls below the trigger level), the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate of 100% times (iii) the index return;

•

if the closing level of the index on every trading day during the measurement period does not fall below the trigger level, and the final index level is less than the initial index level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the absolute index return; or

•

if the closing level of the index on any trading day during the measurement period falls below the trigger level, and the final index level is less than the initial index level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the index return.

You could lose your entire investment in the notes. The payment amount will be based on the absolute return of the notes, so that a negative return in the level of the index of up to -20% will produce a positive return on the notes, so long as the closing level of the index does not fall below the trigger level during the measurement period. This means that while a -20% index return may produce a payment amount equal to 120% of the face amount of your notes, an index return of less than -20% may produce a payment at maturity of significantly less than 100% of the principal amount, despite only a small decrease in the index return from -20%. Further, even if the closing level of the index never falls below the trigger level, your payment amount is capped. The maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum payment amount of $1,166. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

        Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 so that you may better understand those risks.

Original issue date (settlement date): May 26, 2009

Original issue price: 100% of the face amount

Underwriting discount: 0.05% of the face amount

Net proceeds to the issuer: 99.95% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated May 18, 2009.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Index: S&P 500® Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”); see “The Index” on page S-21

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $147,775,000 in the aggregate for all the offered notes

Payment amount: on the stated maturity date, we will pay, for each $1,000 face amount of notes, an amount in cash equal to:

•

if the final index level is greater than or equal to the cap level (regardless of whether the closing level of the index on any trading day during the measurement period falls below the trigger level), the maximum payment amount;

•

if the final index level is greater than or equal to the initial index level but less than the cap level (regardless of whether the closing level of the index on any trading day during the measurement period falls below the trigger level), the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•

if the closing level of the index on every trading day during the measurement period does not fall below the trigger level, and the final index level is less than the initial index level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the absolute index return; or

•

if the closing level of the index on any trading day during the measurement period falls below the trigger level, and the final index level is less than the initial index level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the index return

Initial index level: 905.54

Cap level: 1,055.86, which equals approximately 116.60% of the initial index level

Trigger level: 724.43, which equals approximately 80.00% of the initial index level

Final index level: the exercise settlement level (SET) of the index as published by Standard & Poor’s and displayed on Bloomberg page SPXSET <Index>, or its successor, on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index” on page S-16

Closing level of the index: the official closing level of the index or any successor index published by the index sponsor on the relevant trading day excluding the determination date. On the determination date, the closing level of the index will be the final index level

Level of the index: the official level of the index or any successor index published by the index sponsor at any time on any trading day, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index” on page S-16

Maximum payment amount: $1,166

Participation rate: 100%

Index return: the quotient of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage

Absolute index return: the absolute value of the index return, expressed as a percentage (e.g., a -20% index return will equal a 20% absolute index return)

Measurement period: every trading day from but excluding the trade date to and including the determination date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date” on page S-15

Trade date: May 18, 2009

Settlement date (original issue date): May 26, 2009

Stated maturity date: December 28, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date: December 18, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-16

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-17

Trading day: as described on page S-17

CUSIP no.: 38145K382

ISIN no.: US38145K3822

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the index during the measurement period and hypothetical final index levels could have on the payment amount at maturity assuming all other variables remain constant.

The information in the following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Initial index level	905.54

Cap level	1,055.86, which equals approximately 116.60% of the initial index level

Trigger level	724.43, which equals approximately 80.00% of the initial index level

Maximum payment amount	$1,166

Participation rate	100%

No market disruption event occurs on any trading day in the measurement period

The originally scheduled determination date is a trading day

No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index

The examples below are based on a range of levels of the index that are entirely hypothetical; no one can predict what the final index level will be on the determination date nor the closing levels of the index on any trading day during the measurement period.

The index has been highly volatile — meaning that the level of the index has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

For these reasons, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, if any, may bear little or no relation to the hypothetical examples shown below or to the historical levels or values of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” on page S-23.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown in the left column.

The levels in the left column of the table represent hypothetical final index levels on the determination date and are expressed as percentages of the initial index level. The amounts in the middle column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final index levels, assuming that the closing level of the index on every trading day during the measurement period does not fall below the trigger level. The amounts in the last column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final index levels, assuming that the closing level of the index on any trading day during the measurement period falls below the trigger level. Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would make for the outstanding face amount of a note on the stated maturity date would equal 100.00% of the face amount of a note, or $1,000, based on the corresponding hypothetical final index stock price and the assumptions noted above.

	If the closing level of the index on every trading day during the measurement period does not fall below the trigger level:	If the closing level of the index on any trading day during the measurement period falls below the trigger level:
Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Payment Amount as Percentage of Face Amount	Hypothetical Payment Amount as Percentage of Face Amount
150.00%	116.60%	116.00%
125.00%	116.60%	116.60%
116.60%	116.60%	116.60%
115.00%	115.00%	115.00%
110.00%	110.00%	110.00%
105.00%	105.00%	105.00%
100.00%	100.00%	100.00%
95.00%	105.00%	95.00%
90.00%	110.00%	90.00%
80.00%	120.00%	80.00%
50.00%	n/a	50.00%
25.00%	n/a	25.00%
0.00%	n/a	0.00%

As shown in the last column of the chart above, if the closing level of the index on any trading day during the measurement period falls below the trigger level, any decrease in the final index level from the initial index level will reduce the payment the holder of the notes will receive, if any, on the stated maturity date below the face amount of the notes on a one-for-one basis down to zero. Further, as shown in the middle column of the chart above, even if the level of the index never falls below the trigger level on any trading day during the measurement period, the maximum payment that the holder of the notes could receive on the stated maturity date is limited to 116.60% of the face amount.

If, for example, the final index level were determined to be 80.00% of the initial index level, the payment amount that we would deliver to you at maturity would be either (i) 120.00% of the face amount of your notes, if the closing level of the index on every trading day during the measurement period does not fall below the trigger level, or (ii) 80.00% of the face amount of your notes, if the closing level of the index on any trading day during the measurement period falls below the trigger level, as shown in the table above. The first chart below shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 100.00% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes, if the closing level of the index on any trading day during the measurement period ever falls below the trigger level. The second chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 100.00% would result in a hypothetical payment amount of greater than 100.00% of the face amount of your notes (the section above the 100% marker on the vertical axis), if the closing level of the index on every trading day during the measurement period never falls below the trigger level. The charts also show that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 116.60% (the sections right of the 116.6% markers on the horizontal axes) would result in a capped return on your investment.

We cannot predict the levels of the index or the market value of your notes at the close on any trading day during the measurement period, the actual final index level on the determination date, nor can we predict the relationship between the levels of the index and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at maturity and the rate of return on the offered notes will depend on (i) whether the closing level of the index on every trading during the measurement period remains on or above or falls below the trigger level and (ii) the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date, if any, may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman Sachs.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

You could lose your entire investment in the notes. If the final index level is less than the initial index level, the cash payment on your notes, if any, on the stated maturity date will be based on the absolute return of the notes, so long as the closing level of the index does not fall below the trigger level of 724.43, or approximately 80.00% of the initial index level. Therefore, a negative return in the index return of up to approximately 20% will produce a positive return on the notes (so long as the closing level of the index does not fall below the trigger level on any trading day during the measurement period). This also means that while a -20% return in the index level may produce a payment at maturity equal to approximately 120% of the face amount of your notes, a -21% return in the index level may produce a payment at maturity equal to 79% of the face amount of your notes. Because of this feature of the notes, you could lose a significant portion of your investment as a result of small decreases in the index return.

The Potential Return on Your Notes Is Limited

Your ability to benefit from any increase or decrease in the level of the index is limited because of the cap level, which is equal to approximately 116.6% of the initial index level. Regardless of whether the closing level of the index falls below the trigger level during the measurement period, the maximum payment amount that you may receive on your notes is 116.60% of the face amount of your notes, no matter how much the final index level may rise above the initial index level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the index stocks, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive any Stock” below for additional information.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the level of the index relative to the cap level and the trigger level during the measurement period;

•	the volatility — i.e., the frequency and magnitude of changes — in the level of the index;

•	the dividend rates of the stocks underlying the index;

•	economic, financial, regulatory and political, military or other events that affect the level of the index generally;

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes. You cannot predict the future levels of the index based on its historical fluctuations. The actual levels of the index over the life of the notes may bear little or no relation to the historical levels of the index or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. This is because your payment amount at maturity will be determined, in part, based on whether the closing level of the index on any trading day during the measurement period remains on or above or falls below the trigger level. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or the Index Stocks May Impair the Market Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged or expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the index or the stocks underlying the index, which we refer to as index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the level of the index — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the level of the index — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Any Stock

Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged or expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final index level on the determination date, which we will use to determine the amount we must pay on the stated maturity date; determining whether the closing level of the index on every trading day during the measurement period remains on or above or falls below the trigger level; and determining whether to postpone the determination date because of a market disruption event or a non-trading day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and Changes That Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Notes and Its Market Value

The policies of the index sponsor concerning the calculation of the level of the index, splits or reverse splits of the index and additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the index could affect the level of the index and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the level of the index or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the level of the index, or the closing level of the index, is not available on any trading day or on the determination date, respectively, because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the level of the index or the closing level of the index, respectively, on any such date and any subsequent trading day — and thus the amount payable on the stated maturity date or whether the level of the index has fallen below the trigger level, as applicable — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level on the determination date or on any trading day and the amount payable on your notes more fully under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index” and “— Role of Calculation Agent” below.

Except to the Extent We Are One of the 500 Companies Whose Common Stock Comprises the S&P 500® Index, There Is No Affiliation Between the Other Index Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Index Stock Issuers or the Index Sponsor

The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor the index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, although not past the originally scheduled stated maturity date or, if such date is not a business day, the first business day following the originally scheduled stated maturity date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. Therefore, if the determination date for your notes does not occur on the originally scheduled determination date, the measurement period of your notes may extend beyond the originally scheduled determination date. In such a case, if the closing level of the index falls below the trigger level on the postponed determination date, and the final index level is less than the initial index level, the amounts payable on your notes at maturity, if any, will be less than the face amount of your notes and could even be zero.

        If the calculation agent determines that the level of the index that must be used to determine the payment amount — or whether the closing level of the index has remained on or above or fallen below the trigger level — is not available on the determination date, either because of a market disruption event, a non-trading day or for any other reason (other than as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Index” below), the calculation agent will nevertheless determine the applicable level of the index based on its assessment, made in its sole discretion, of the level of the index at the applicable time on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

The Internal Revenue Service announced on December 7, 2007 that it is considering the tax treatment of structured notes, such as the offered notes, that are currently characterized as prepaid derivative contracts, which could adversely affect the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. We describe this development in more detail under “Supplemental Discussion of Federal Income Tax Consequences” below. You should consult your own tax adviser about this matter. The Goldman Sachs Group, Inc. will treat the offered notes as described in “Supplemental Discussion of Federal Income Tax Consequences” below unless and until there is further guidance from the Internal Revenue Service.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we do not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to:

•

if the final index level is greater than or equal to the cap level (regardless of whether the closing level of the index on any trading day during the measurement period falls below the trigger level), the maximum payment amount;

•

if the final index level is greater than or equal to the initial index level but less than the cap level (regardless of whether the closing level of the index on any trading day during the measurement period falls below the trigger level), the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•

if the closing level of the index on every trading day during the measurement period does not fall below the trigger level, and the final index level is less than the initial index level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the absolute index return; or

•

if the closing level of the index on any trading day during the measurement period falls below the trigger level, and the final index level is less than the initial index level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the index return.

The initial index level is 905.54, and the maximum payment amount is $1,166. The cap level is 1,055.86, which equals approximately 116.60% of the initial index level, and the trigger level is 724.43, which equals approximately 80.00% of the initial index level. The participation rate is 100%.

The calculation agent will determine the final index level, which will be the exercise settlement level (SET) of the index on the determination date as calculated and published by the index sponsor. However, the calculation agent will have discretion to adjust the final index level or the closing level of the index on any trading day or to determine them in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and
“— Discontinuance or Modification of the Index” below.

The index return is calculated by subtracting the initial index level from the final index level and dividing the result by the initial index level, with the quotient expressed as a percentage. The absolute index return will equal the absolute value of the index return, expressed as a percentage (so that, for example, a -20% index return will equal a 20% absolute index return).

The measurement period will be every trading day from but excluding the trade date to and including the determination date.

If the closing level of the index on any trading day during the measurement period falls below the trigger level, any decrease in the final index level from the initial index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes on a one-for-one basis down to zero. Further, the maximum payment that the holder of notes could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum payment amount of $1,166.

Stated Maturity Date

The stated maturity date is December 28, 2009, unless that day is not a business day, in which case the stated maturity date will be the next following business day. However, if the determination date does not occur on December 18, 2009, the stated maturity date will instead be the fifth business day following the postponed determination date.

Determination Date

The determination date is December 18, 2009, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed past December 28, 2009 or, if December 28, 2009 is not a business day, the first business day following December 28, 2009. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

        If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination Date” above. If the calculation agent determines that the level of the index that must be used to determine the payment amount or the level of the index that must be used to determine whether the index has remained on or above or fallen below the trigger level is not available on the determination date or on any trading day, because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index” below), the calculation agent will nevertheless determine the level of the index based on its assessment, made in its sole discretion, of the level of the index at the applicable time on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date, and will determine in a good faith manner whether the closing level of the index on any trading day in the measurement period has remained on or above or fallen below the trigger level on the applicable day and any subsequent trading days, as applicable, in each case by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines on any trading day or on the determination date that the publication of the index is discontinued and there is no successor index, the calculation agent will determine the amount payable on the stated maturity date and whether the closing level of the index has remained on or above or fallen below the trigger level on the applicable day and any subsequent trading days, as applicable, in each case by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the index stocks or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the levels of the index used to determine the amount payable on the stated maturity and whether the closing level of the index has remained on or above or fallen below the trigger level on the applicable day and any subsequent trading days, as applicable, is equitable. For example, if a split of the index occurs, and if the closing level of the index would not have fallen below the trigger level but for such split, then the closing level of the index will not be deemed to have fallen below the trigger level.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, the index return, the absolute index return, the final index level, whether the closing level of the index on any trading day during the measurement period remains on or above or falls below the trigger level, the determination date, the stated maturity date, the default amount and the amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (i) the respective principal securities markets for all of the index stocks are open for trading, (ii) the index sponsor is open for business and (iii) the index is calculated and published by the index sponsor.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the index or index stocks on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and/or

•

may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500 Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website: http://www.standardand poors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500 Index Stocks relative to the S&P 500® Index’s base period of 1941-43, which we refer to as the Base Period.

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

        The actual total Market Value of the index stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500 Index Stocks by a number called the “S&P 500 Index Divisor.” By itself, the S&P 500 Index Divisor is an arbitrary number. However, in the context of the calculation of the

S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index. The S&P 500 Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which we refer to as “S&P 500 Index Maintenance”.

S&P 500 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require a S&P 500 Index Divisor adjustment. By adjusting the S&P 500 Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant. This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All S&P 500 Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require S&P 500 Index Divisor adjustments.

The table below summarizes the types of S&P 500® Index maintenance adjustments and indicates whether or not a S&P 500 Index Divisor adjustment is required:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split	Shares Outstanding multiplied by 2;	No
(i.e., 2-for-1)	Stock Price divided by 2

Share issuance	Shares Outstanding plus newly	Yes
(i.e., change ≥ 5%)	issued Shares

Share repurchase	Shares Outstanding minus	Yes
(i.e., change ≥ 5%)	Repurchased Shares

Special cash dividends	Share Price minus Special Dividend	Yes

Company Change	Add new company Market Value minus old company Market Value	Yes

Rights Offering	Price of parent company minus	Yes

Price of Rights Right Ratio

Spin-Off	Price of parent company minus	Yes

Price of Spin-off Co.

Share Exchange Ratio

Stock splits and stock dividends do not affect the S&P 500 Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Index Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P 500 Index Divisor has the effect of altering the Market Value of the S&P 500 Index Stock and consequently of altering the aggregate Market Value of the S&P 500 Index Stocks, which we refer to as the Post-Event Aggregate Market Value. In order that the level of the S&P 500® Index, which we refer to as the Pre-Event Index Value, not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Index Stock, a new S&P 500® Index Divisor, which we refer to as the New S&P 500 Divisor, is derived as follows:

Post-Event Aggregate Market Value New S&P 500 Divisor	=	Pre-Event Index Value

New S&P 500 Divisor	=	Post-Event Market Value Pre-Event Index Value

A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P 500® Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500® Index Divisor.

The S&P 500® Index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

Historical Closing Levels of the Index

The level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that the index will be more volatile over the measurement period than it has been historically and as a result that the level of the index will fall below the trigger level during the measurement period.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. Before investing in the offered notes, you should consult publicly available information to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the index over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical levels shown below.

The table below shows the closing levels of the index for each of the four calendar quarters in 2006, 2007 and 2008, and the first two calendar quarters of 2009 (through May 18, 2009). We obtained the levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly Closing Levels of the Index

Close
2006
Quarter ended March 31	1294.83
Quarter ended June 30	1270.20
Quarter ended September 30	1335.85
Quarter ended December 31	1418.30
2007
Quarter ended March 31	1420.86
Quarter ended June 30	1503.35
Quarter ended September 30	1526.75
Quarter ended December 31	1468.36
2008
Quarter ended March 31	1322.70
Quarter ended June 30	1413.40
Quarter ended September 30	1166.36
Quarter ended December 31	903.25
2009
Quarter ended March 31	797.87
Quarter ending June 30 (through May 18, 2009)	909.71

License Agreement

Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, nonexclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the S&P 500® Index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC. Standard & Poor’s has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P 500® Index to track general stock market performance. Standard & Poor’s only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of Standard & Poor’s and of the use of the S&P 500® Index which is determined, composed and calculated by Standard & Poor’s without regard to Goldman Sachs or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns notes as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize each of your notes for all tax purposes as a prepaid derivative contract in respect of the index. Except as otherwise noted below, the discussion herein assumes that your notes will be so treated.

Upon the sale or maturity of your notes, you should recognize capital gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. Any such capital gain or loss should be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could assert that your notes should be treated as short-term contingent notes. If your notes are treated as such, upon the maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and your tax basis in your notes. Upon a sale or exchange of your notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount received by you upon such sale or exchange and your tax basis in your notes, unless you sell or exchange your notes between the determination date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

It is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change of Law

On December 7, 2007, the Internal Revenue Service released a notice that may affect the tax consequences of holding your notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the proper U.S. federal income tax treatment of an instrument such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

You are urged to consult your own tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury and the Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting

        Please see the discussion under “United States Taxation — Backup Withholding and Information

Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes

United States Alien Holders

You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

If you are a United States alien holder, you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the offered notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the securities, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the offered notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the offered notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those offered notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $16,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on May 26, 2009, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Index	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$147,775,000

The Goldman Sachs Group, Inc.

Absolute Trigger Mandatory Exchangeable Notes due 2009

(Linked to the S&P 500® Index)

Medium Term Notes, Series D

Goldman, Sachs & Co.